Executive Summary

The Place Above the Notch is a woman-owned coffee shop located in the North Country of New Hampshire, committed to providing a unique and sustainable coffee experience. Our business model centers around roasting our own beans to ensure the highest quality and flavor in every cup. Emphasizing sustainability, we aim to reduce our carbon footprint through eco-friendly practices while fostering a sense of community by incorporating coworking space.

We began with a passion for creating active, vibrant spaces for community members since the early 90s when the founder, Angela Cleveland, was in college in the Seattle area. Since then, Angela has created community and supported economic development through role as a professional planner and local economic development planner. She has also extensive experience working in coworking environments. The perfect opportunity presented itself to create and support a community-based space that is a coffee shop serving beans that are roasted on site, with a coworking space for locals and visitors alike.

We are curating this unique space with our own funds, crowdsourced funds through Mainvest, and an SBA loan and/or other financing sources. We plan to open in April 2024 after securing the remaining funds we need to build out the space. We are looking for local, regional and national support to partner with us to realize our mission:

We are committed to providing our customers with locally roasted coffee and a place where community and sustainability are foundational to our being.

Since we launched this plan in October 2023, we have received numerous comments about how this space is needed in the community to compliment the existing uses and to support a growing, revitalized downtown Bethlehem. We look forward to fully immersing ourselves in the local and regional economy, social fabric and environment.

I.   Ownership

The Place Above the Notch is a women-owned, benefits corporation (B-Corp) incorporated in December 2023. Angela Cleveland serves as the Founder and President. The Board of Directors currently consists of Angela Cleveland and Stephen Cleveland. Stephen serves as the Chief Financial Officer and Beans Roasting Officer.

The President is responsible for:
- Managing the Café and Co-Working Space day-to-day operations and memberships
- Hiring, managing and replacing baristas

- Inventory
- Event organizing and management
- Social media
- Website management
- Collaboration with Town and Regional partners
- Presiding over the Board of Directors
- Annual Reporting for B-Corp and other entities as needed
- Fundraising (crowdsourcing)

The CFO is responsible for:
- Monthly bookkeeping
- Annual Taxes
- Payment to vendors for inventory and regular bills/utilities
- Deposits to Service Credit Union or appropriate bank
- Ensuring the café has appropriate cash on hand

The BRO is responsible for:
- Coffee farm research
- Establishing and maintaining relationships with coffee farms and distributors of green beans
- Roaster operations and maintenance
- Curating "North Country" roasts
- Hosting "Bean-Tastings" to curate the "North Country'' roasts
- Coordinating trainings and community use of the roaster (later in 2024)

Baristas are responsible for:
- Making amazing coffee drinks
- Keeping the water and condiment area stocked
- Keeping supplies stocked (cups, lids)
- Bussing the dirty dishes and running the dishwasher as needed
- Keeping the café area clean and tidy wiping down tables/surfaces, vacuuming, mopping, etc.)
- Close out receipts
- Greeting and treating all customers with respect and a smile
- Creating raving fans

II. Description of Business

The Place Above the Notch is not just a coffee shop; it's a hub for coffee enthusiasts and professionals alike. Our commitment to sustainability is reflected in every aspect of our operations. From sourcing ethically grown beans and roasting them in-house, to hiring local talent and using biodegradable materials for packaging, we prioritize sustainability practices. The Place is located right on Main Street in a mixed-use building built in the early 1900s. Great care is being taken to re-use materials in the curation and ongoing management of the space to continue to keep our carbon footprint low.

1. History of The Place Above the Notch

In 1995, Angela lived in Seattle during her college summer break. She spent a lot of time meeting friends in coffee shops. Angela explored the unique environments and realized these places aren't just about getting a cup of coffee, they are about truly experiencing and savoring coffee and building community. You could spend hours there reading by yourself, meeting friends, or making new ones. These were places where people could work (before coworking), where poets could write, artists could draw, and a couple could hold hands in a cozy little nook that is ever so common in Seattle coffee shops. Over the past 25 years, Angela has searched far and wide for that experience of good coffee and community and has found variations that have inspired her to open her own place - The Place Above the Notch. In the Fall of 2023, when Angela met the new owner at 2061 Main Street in Bethlehem, she knew it was a perfect match for The Place. The goal is to open our doors in the Spring of 2024.

2. Key Features
   ● Roasting Excellence: We differentiate ourselves by roasting our own beans, ensuring a fresh and distinctive coffee experience for our customers. We excel at this by curating our coffee WITH the community. The Place will host regular "bean-tastings" to determine the appropriate roasts for the North Country palate.
   ● Sustainability Focus: The Place Above the Notch is dedicated to minimizing our carbon footprint. We use reusable materials (glasses, mugs and plates) to the highest degree possible, while offering biodegradable packaging for our cups, lids and coffee bags. We are also committed to energy-efficiency through our EnergyStar® equipment and mindful practices (turning off lights and water when not in use). The Place is also committed to sourcing as much as we can whenever possible.
   ● Woman-owned: As a woman-owned business, The Place Above the Notch aims to empower and inspire other woman to become entrepreneurs. Our President is committed to participating in organizations and other forums to empower other women to enter the coffee business.
   ● Coworking Space: Our coffee shop is not just about beverages; it's a place for productivity. The Coworking Space, called The Space Above the Notch, provides an ideal environment for remote workers and freelancers, fostering collaboration and community in Bethlehem, the North Country, the State and beyond.

3. Products and Services
We will open our doors serving <u>beverages only</u>, including:

- Coffee drinks: brewed coffee, espressos, lattes, americanos, pour-overs, etc.
- Tea purchased from a New Hampshire/Vermont/Maine-based company
- Milk or milk-substitute drinks – warm turmeric milks
- New Hampshire or New England-based specialty sodas
- New Hampshire or New England-based kombucha

Beverages will be sold in the store to begin with. However, we may use the application Joe or similar service to allow for online/pick up orders to help our busier customers order ahead. We plan to begin that 6-9 months into operations.

Roasted and bagged beans will be available for purchase in the store and online, but not immediately. Our BRO will be working over the first several months to perfect our roasts through community "bean-tastings" on Saturday and Sunday mornings. The goal is to curate blends that meet the expectations of the North Country residents and visitors. We anticipate starting to bag and sell our roasted beans by Fall/early Winter 2024.

The Space Above the Notch (coworking) will sell monthly, weekly, daily and hourly passes to utilize the coworking space that is operated in the back of the café. The Space will have shared and individual desks hooked up with electricity for laptops, provide a printer/copier/scanner, allow "members" to connect to high-speed Wi-Fi and provide access to trainings and collaboratory events to network and get to know other professionals. "Memberships" will be sold through Venmo or check to begin, but we are investigating an application that will allow us to manage access and daily/hourly memberships more easily.

4. New products/services

The Place Above the Notch will be obtaining a Class C Food License through the State of New Hampshire, which will allow us to serve food. If and when we decide to sell food products, we will sell small baked goods, with a special focus on family recipes and North Country favorites.

5. Employees

We plan to have 2 full-time employees

6. Suppliers and Inventory

When The Place Above the Notch opens our doors, we will begin using beans that have already been roasted by another coffee roaster. As mentioned above, we want to take our time curating the right blends for our North Country customers and visitors. We will purchase from a number of existing roasters:

- Brewd Awakening: Lowell, MA

- Upper Valley Roasters: Newbury, VT
- Hammerhead Coffee: Bellingham, WA

These are to start, but we aim to only buy roasted beans from roasters that are also committed to sustainability, small batch roasting, and fair trade with the countries that grow the beans.

Our to-go cups will be purchased through EcoProducts, which provides biodegradable to-go cups for cold and hot beverages. Our coffee bean bags will most likely be purchased through Go Green Sustainable Coffee Pack.

The following is a list of suppliers based on item type:

- Flavorings: Natures Flavors
- Milk: Shaw's
- Sugar: Shaw's
- Paper products: Costco
- Soaps: Dropps
- Printer products (toner, paper): Staples

7. Facility

The Place will be located at 2061 Main Street in the old Lloyd Hills Restaurant in Bethlehem, NH. The building sits directly on Main Street and is mixed-use, with 6 units above the café. The Place will share the bottom floor retail with two other uses – a bakery on the right and a soon-to-be-named retailer on the left. An ADA accessible deck will be built on the front to allow outside enjoyment for both The Place and the bakery. We have negotiated a lease for $1,500 per month, non-triple net (for now).

8. Equipment
- Dietrich Roaster (secured)
- La Spaziale Espresso Machine
- Bunn or Fetco Drip Coffee Maker
- Nuovo Simonelli Grinders
- Premium Levella commercial refrigerator
- Café 24 commercial dishwasher
- HP Envy Inspire Printer (Coworking)
- SoundSorb coworking soundproofing
- Wayfair and Lowe's coworking furniture

III. State of the Industry and Competition

The specialty coffee industry is continuing to grow at a steady pace. Once seen as a fad, the specialty coffee movement is truly a growing trend. Since 2000, the percentage of consumers drinking gourmet coffee on a regular basis has more than doubled, and gourmet coffee now accounts for 40% of all coffee consumed.

Cafés dot the landscape from big cities to small towns, as consumers search for coffee houses that serve quality espresso-based and coffee beverages while providing a place to socialize, work, and unwind.

The latest industry statistics indicate just how well the coffee industry has grown and is still growing:

- Fifty-six percent, or 130 million adults over the age of 18, drink coffee every day in the United States.*
- The average coffee drinker consumes 3.22 cups/day.*
- Thirty-one million people are drinking gourmet coffee each day, including lattes, mochas and iced coffee.*
- Gourmet coffee is growing in relevancy among younger consumers.*
- In 2024, the roasting business in the United States is $9.5 billion. It is projected to grow annually by 3.3%.**
- Between 2017-2022, Snack and Nonalcoholic Beverage Bars (which coffee shops fit under) grew in the North Country of New Hampshire by 75%.

Statistics from the National Coffee Association 2010 Coffee Drinking Survey
** Statistic from Statista 2024.

Statistics show that the target age group for specialty coffee ranges from 18-59, with the greatest opportunity coming from the younger consumer segments. These consumers are more inclined to drink coffee outside of the home and tend to be less price conscious than more mature adults.

On the **café side of our business**, currently, there is one restaurant that sells specialty coffee in Bethlehem (they also serve vegetarian food). Two major coffee chains (Starbucks and Dunkin Donuts) are in Littleton, 12 miles away. There are two small locally-owned coffee shops in Littleton as well.

On the **roasting side of the business**, there is another roaster in Bethlehem called Trillium. They have been roasting for over a year now and sell their beans to the Littleton Co-op and other small retailers. Outside of Bethlehem, there is:

- White Mountain Ski Company (42 miles away in Jackson, NH)
- Mad River Coffee Company (34 miles away in Campton, NH)
- Porcupine Coffee Roasting (24 miles away in Bath, NH)

Between the process we are taking to curate our roast, with a focus on building community as well as the blend, we aim to be the go-to roaster for miles around.

We have already started building a relationship with White Mountain Ski Company and hope to do the same with Mad River, Porcupine and Trillium. We strongly believe that there is space (and demand) for all of us to play in the North Country coffee sandbox.

For the **coworking side of the business** we are also seeing an interesting phenomenon with the loss of WeWork, but the ever-expanding demand for shared office environments. In 2020 and 2021, Bethlehem Reimagined (a non-profit community development group focused on revitalizing Downtown Bethlehem) published Co-Workspace Reimagined, focused on the feasibility of opening a coworking space in Bethlehem. The findings were that it is indeed feasible and a need. The report states:

" Co-working is a reality now and for the foreseeable future. Having people, services and spaces – a co-working support system in place in Bethlehem – is a significant incentive to locate or visit the area….In view of the longer-term potential, a co-worker space will have positive economic impacts (e.g., on in-town vitality and should remain as a key strategy and development tool for Bethlehem."

There are currently no coworking spaces in the North Country and no spaces within 45 minutes of Bethlehem (there is a space operated by the Grafton County Economic Development Center in Plymouth - [PemiWorks](#)). There used to be a coworking space in Littleton called the Notch, but it just closed it's doors.

1. Marketing Strategy

The marketing strategy will focus primarily on promoting The Place Above the Notch as a community café that allows people to visit us for socializing, learning or working. We believe this experience at The Place cannot be imitated anywhere else in the North Country or even the State of New Hampshire.



Marketing Demographics:

- Population of Bethlehem, NH: 2,484 (2020 Census)
- Drive-by traffic between peak business hours: 6,497 cars per day on Route 302 (2022 Data from NH Department of Transportation)
- Pedestrian traffic: pedestrians along Main Street from the Village Market and local church, in addition to being located ½ a block from Rek-lis Brewing Company.

Key Marketing Items:

- The Menu: The menu will play a very important role in directing consumers to purchase those beverages with a greater margin on drinks. The physical menu will be simple, easy to read, and pleasant to look at. The pricing strategy will promote the selling of espresso-based drinks with Specials of the Week and locals-only prices.

- Signage: Signs on the front of our storefront, on the top of the building, and in the windows (etched on the glass) will identify us as a coffee house. The signage will be visible to traffic on Main Street. We will also offer a sandwich board with a featured drink each week.

- Grass-Roots Marketing: we are a community café and want a large part of our marketing to be FROM the community. It is key to promoting a community-based business. Announcements will be made to local small businesses and through the Littleton Chamber of Commerce. Angela is also investigating ways to serve on local boards and commissions which will raise awareness of and exposure for The Place. In addition, we will work with the local newpapers to write a story about The Place. This media will not result in any advertising expense.

- Social Media: The Place Above the Notch will launch a large social media campaign through Facebook, Instagram, and TikTok. This will begin a month before The Place opens to build momentum and a buzz for opening. We also plan to advertise via NHRocks.com.

- Blogging: It's coming back! Blogging is a way to tell stories about experiences and best practices while also marketing the business. We plan to create a schedule for blogging that includes the following content: How we were founded, going from planner to business owner, being a woman-owned business, how we are curating our coffee beans, being a business on Main Street, how we are incorporating sustainability into our business, coworking best practices, etc.

- Special Events and Education: The Place intends to host a variety of special events including: soft-launch(es) for friends and family, open mics, poetry slams, "paint and pours", bean tastings to curate the coffee roasts, kid-friendly events, game nights, and other social gatherings. We also intend to host Chamber Meet and Greets throughout the year for B2B opportunities. The North Country is also home to many J1 Visa Students throughout the year, many of whom come from South America where coffee is revered. They have 4pm coffee hours (Merienda) that will be sure to create an environment like home for them to visit. We also plan to host tea times, promotional nights, fundraisers, and other community-based events. Our goal is keep our minds open for opportunities to collaborate if it fits with the mission and vision of the organization.

- Partnerships: As a community planner, I have learned the intrinsic value collaboration and partnerships. We can't go this alone. So far, we have begun to start conversations around partnering with: the local book store, the brewery, and roasters in the area. Our list of other partners includes:

    1. The Colonial Theater
    2. Doogans Specialty Store
    3. Littleton Chamber of Commerce
    4. Local restaurants
    5. Local Golf Course
    6. Local Inns
    7. Specialty Coffee Association
    8. Retail NH
    9. NH Lodging and Restaurant Association
    10. North Country Council
    11. Tillitson Foundation
    12. Northern Community Investment Corporation
    13. Grafton Regional Development Corporation

- Environment: The comfortable, living room feel of The Place will be a key feature in generating business during the late morning and afternoon hours. Local business professionals have expressed an interest in holding meetings during those hours. With the inclusion of some couches, lounge chairs and large window seating area, the buildout of The Place will bring a warm and inviting feel to the café.

- Staffing: All customer service personnel (baristas) will be trained how to properly and efficiently serve customers a great-tasting drink. In addition, employees will be training in how to up-sell customers espresso-based drinks. In addition, the café will be staffed accordingly to handle the busy morning hours. We will use the following labor model for staffing our café:

    1 people: up to 25 transactions per hour
    2 people: up to 65 transactions per hour
    3 people: up to 90 transactions per hour
    4 people: 90 and above

Based on the traffic counts per day on Route 302 (6,497 per day), our goal for the café is to capture at least 1% of those cars, or 65 per day. At an average per transaction cost of $5 per customer, we are hoping to bring in about $7,800 just from drive by traffic. However, our goal is to bring in 150 customers a day to keep The Place lively and vibrant and provide a sanctuary for Bethlehem residents and visitors. 65 will be from cars that are driving along Route 302 and an additional 85 would be regulars. We estimated the regulars through a best practice around daily sales estimate was to follow three steps:

1. Calculate how much we need to sell each month by dividing our monthly rent by 15%:
    $1,500 rent/0.15 = $10,000 (min sales needed monthly)

2. Calculate how much we need to sell each day by dividing our monthly sales by the number of business days we will be open each month (26 days):
    $10,000/26 days = $385 (min daily sales)

3. Calculate how many customers we need to serve daily. We estimate that a customer will spend on average $4.50 a visit.
    $385/$4.50 = 85 (customers per day)

For the roastery, based on research conducted by Bellwether Coffee:

"Roasting your own beans saves you 30% to 50% on coffee costs and can triple your sales. That's because 1) customers prefer in-house blends and 2) You can sell them your beans.

When you reinvest those same dollars you were spending on wholesale beans into roasting your own, you invest money directly back into your business, create a fresher product than before, and increase revenue potential across multiple channels.

Roaster retailers (cafes that roast their own beans) that serve their own coffee average an 8.79% profit margin. It really does pay to roast. Not only does your margin grow, but you also have complete control over costs and quality."

For coworking we are offering an open room with a large table, separate work stations and telephone booths for private telephone and conference calls. We will use the following cost structure that offers private desks, daily or weekly "hot desks (i.e., not a permanent desk, can sit anywhere), and hourly use of the telephone booths:

- Monthly Private Desk - $200
- Monthly "Hot Desk" - $150
- Weekly "Hot Desk" - $60
- Daily "Hot Desk" - $20
- Telephone Booth rental - $15 (if not getting daily, weekly, or monthly pass)

We offer members/guest guaranteed desk space, access to the printer/copier/scanner, discounts on coffee, access to a refrigerator/kitchen station and high speed WiFi as part of their membership fee.

IV. Management

Angela Cleveland (Angie) has over 23 years in community and economic development planning. She is a professional, certified planner through the American Institute for Certified Planners. Angela has worked with numerous communities and businesses to collaborate on unique solutions for creating resilient systems, including most recently serving as the Community and Economic Development Director for Amesbury, MA where she helped small businesses navigate the challenges of COVID through technical assistance and grant funding. She serves as the President and Founder of The Place Above the Notch. She has served in a variety of volunteer capacities, several of which she was the President. Angela has also worked extensively in coworking spaces including the WorkBar based in the greater Boston area (coworking in various locations around the Boston region) and at Notch Coworking in Littleton, NH.

The Place Above the Notch will have CFO and BRO (Bean Roasting Operator) to manage the finances and bean roasting operations, served by Stephen Cleveland (Steve). Steve has an MBA from Northeastern University and is the founder of three prior start-ups. As co-founder of Ardent Concepts (now Amphenol/Ardent Concepts) and served as the Vice-President of Sales and marketing with oversight of operations and finance for 15 years.

The Place will hire two part time employees to serve as baristas, managing day-to-day operations and creating raving fans through coffee drink curation and a friendly, professional persona.

Non-Staff Day-to-Day Operations:

The Place Above the Notch will use the TOAST Point of Sale System to manage sales of coffee and coworking memberships. A contract for TOAST has already been negotiated.

The Place will use QuickBooks to manage all other financial aspects of the business, including payroll and taxes.

The Place is investigating the use of Joe to manage online orders for pick up only. We may use this option once business has been established for 6-9 months.

Google Drive will be used to manage our records and inventory.

The Roasting operations will be managed with an online, open source software called Artisan.

V. Attachments

- Income and expense projection

- Cash Flow projection - CF1

- Sources and Uses - Summary Tab

- Break-Even Analysis - see spreadsheet BE tab

- Notes to Financials - see doc from Stewart

- Lease/Purchase & Sales Agreement (don't have yet)

- Sales materials - brochures, sell sheets, price lists, etc.

- Acquisition cost sheet—Inventory

- Acquisition cost sheet—Equipment (see my spreadsheet)

- Acquisition cost sheet—Leasehold Improvements (cost of phone booths, walls, concrete, ADA bathroom, plumber to put in the sinks) - these need to be estimates from specific contractors, a bid will be good.

PDF of Good Standing document

Personal Financial Statement

3 years of taxes - TurboTax